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Securities and Exchange Commission
RECEIVED

MAR 01 2010

Branch of Registrations
and Examinations

10029153

SEC ... ISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66628

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 AND ENDING 12/31/2009
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: P.H. Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 Chadds Ford Commons
(No. and Street)

Chadds Ford (City) PA (State) 19380 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael J. McCauley 610-766-1150
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Siana, Carr, O'Conner, LLP
(Name – *if individual, state last, first, middle name*)

1500 E Lancaster Avenue (Address) Paoli (City) PA (State) 19301 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael J. McCauley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of P.H. Securities, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
CLAUDINE SPIRON, Notary Public
East Goshen Twp., Chester County
My Commission Expires Feb. 15, 2012

Claudine Spiron
Notary Public

Signature

Director
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Report

PM SECURITIES, LLC

December 31, 2009 and 2008

SIANA CARR & O'CONNOR, LLP

CERTIFIED PUBLIC ACCOUNTANTS

PM SECURITIES, LLC

Financial Statements and Supplementary Financial Information

For the Years Ended December 31, 2009 and 2008

and

INDEPENDENT AUDITOR'S REPORT

INDEX

SIANA
CARR &
O'CONNOR, LLP

Certified Public Accountants

Members of:
American Institute of Certified Public Accountants
Pennsylvania Institute of Certified Public Accountants
Private Companies Practice Section of American
Institute of Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Member
PM Securities, LLC
Chadds Ford, Pennsylvania

We have audited the accompanying statement of financial condition of PM Securities, LLC as of December 31, 2009 and the related statements of operations, member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of PM Securities, LLC as of and for the year ended December 31, 2008, were audited by other auditors whose report dated February 23, 2009, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2009 financial statements referred to above present fairly, in all material respects, the financial position of PM Securities, LLC as of December 31, 2009 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 through 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Siana Carr & O'Connor LLP
SIANA CARR & O'CONNOR, LLP

February 26, 2010

1500 E. Lancaster Avenue, Paoli, Pennsylvania 19301 Telephone: 610-296-4200 Fax: 610-296-3659 Email: solutions@scocpa.com

PM SECURITIES, LLC
Statements of Financial Condition
December 31, 2009 and 2008

Assets	2009	2008
Cash	$20,295	$56,909
Prepaid expenses	1,129	176
Total assets	$21,424	$57,085

Liabilities and member's equity		
Liabilities:		
Accounts payable and accrued expenses	$1,866	$ 1,821
Deferred revenue	-0-	29,000
Total liabilities	1,866	30,821
Member's equity	19,558	26,264
Total liabilities and member's equity	$21,424	$57,085

(The accompanying notes are an integral part of these financial statements.)

PM SECURITIES, LLC
Statements of Operations
For the Years Ended December 31, 2009 and 2008

	2009	2008
Revenues:		
Fee revenues	$29,000	$ 6,000
Total revenues	29,000	6,000
Expenses:		
Professional fees	31,315	29,370
Regulatory fees and expenses	3,703	2,445
Other expenses	676	40
Occupancy	12	12
Total expenses	35,706	31,867
Net loss	$(6,706)	$(25,867)

(The accompanying notes are an integral part of these financial statements.)

PM SECURITIES, LLC
Statements of Member's Equity
For the Years Ended December 31, 2009 and 2008

Balance - December 31, 2007	$ 52,131
Net loss	(25,867)
Balance - December 31, 2008	26,264
Net loss	(6,706)
Balance - December 31, 2009	$ 19,558

(The accompanying notes are an integral part of these financial statements.)

PM SECURITIES, LLC
Statements of Cash Flows
For the Years Ended December 31, 2009 and 2008

	2009	2008
Cash flows from operating activities:		
Net loss	$ (6,706)	$(25,867)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:		
(Increase) decrease in:		
Prepaid expenses	(953)	270
Increase (decrease) in:		
Accounts payable and accrued expenses	45	(21)
Deferred revenue	(29,000)	29,000
Net cash provided (used) by operating activities	(36,614)	3,382
Net increase (decrease) in cash	(36,614)	3,382
Cash - beginning of year	56,909	53,527
Cash - end of year	$ 20,295	$ 56,909

(The accompanying notes are an integral part of these financial statements.)

(1) NATURE OF OPERATIONS

PM Securities, LLC (the Company) was formed as a wholly-owned subsidiary of Phoenix Management Services, Inc. in 2004 and was licensed as a broker and dealer in January 2005. The Company is headquartered in Chadds Ford, PA. The Company provides investment banking services, including the placement of equity financing, debt financing with an equity component, and merger & acquisition services. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and prior to the creation of this new organization was a member in the National Association of Securities Dealers (NASD).

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Estimates in the preparation of financial statements

In preparation of financial statements in conformity with generally accepted accounting principles management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition

The Company recognizes revenue for financial advisory services on a straight-line basis over the life of the related contract.

Income taxes

The Company is a single-member Limited Liability Company, under applicable sections of the Internal Revenue Code formed in the State of Delaware and registered in the State of Pennsylvania. Accordingly, for both federal and state income tax purposes, the taxable income or loss is passed through to the Company's parent, and no provision or credit for federal or state income taxes is included in the financial statements.

Reclassification

Certain amounts in 2008 have been reclassified to conform with the 2009 presentation.

(3) NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital and a ratio of aggregate indebtedness to net capital, not exceeding 15 to 1. At December 31, 2009, the Company had net capital, as defined of $5,629, which was $629 in excess of its minimum required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 2.6 to 1 as of December 31, 2009.

(3) NET CAPITAL REQUIREMENTS (CONTINUED)

The SEC customer protection rule (Rule 15c3-3) requires the maintenance of reserves for customer accounts and sets forth specific guidelines regarding the possession of securities. The Company is exempt from this rule under section (k)(2)i which provides an exemption for broker-dealers who do not hold customer funds or safekeep customer securities but maintain "Special Accounts for the Exclusive Benefit of Customers." Therefore, Schedules II and III on page 9 and 10 are not applicable.

(4) RELATED PARTY TRANSACTIONS

Expense Sharing

The Company has a service agreement with its parent company in which the parent company agrees to bear virtually all operating expenses and assumes the related liabilities of the Company, except for certain direct costs such as for accounting services and regulatory compliance consulting. If the Company was autonomous, the results of its operations and financial condition could be significantly different.

(5) SUBSEQUENT EVENT EVALUATION

The Company has evaluated subsequent events through February 26, 2010, the date which the financial statements were available to be issued.

SUPPLEMENTARY

FINANCIAL

INFORMATION

Schedule I

PM SECURITIES, LLC
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2009

Net capital:	
Member's equity	$19,558
Less - member's equity not allowable for net capital	-0-
Member's equity qualified for net capital	19,558
Deductions:	
Non-allowable assets:	
Prepaid expenses	1,129
Expenses attributable to the Company, payable by the parent company, but unpaid at December 31, 2009	12,800
Total deductions	13,929
Net capital	$ 5,629
Aggregate indebtedness:	
Accounts payable and accrued expenses	$ 1,866
Expenses attributable to the Company, payable by the parent company, but unpaid at December 31, 2009	12,800
Total aggregate indebtedness	$14,666
Computation of basic net capital requirement:	
Net capital requirement	$ 5,000
Net capital	5,629
Excess of net capital	$ 629
Excess of net capital at 1000%	$ 4,162
Ratio of aggregate indebtedness to net capital	2.6 to 1

Schedule II

PM SECURITIES, LLC
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2009

Not Applicable: The Company does not hold customer funds or safekeep customer securities but maintains "Special Accounts for the Exclusive Benefit of Customers".

Schedule III

PM SECURITIES, LLC
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2009

Not Applicable: The Company does not hold customer funds or safekeep customer securities but maintains "Special Accounts for the Exclusive Benefit of Customers".

PM SECURITIES, LLC
Notes to Supplemental Schedules
December 31, 2009

Reconciliation of the audited computation of Net Capital (Schedule I) and the computation of Net Capital included in the Company's unaudited December 31, 2009 FOCUS Part IIA filing.

Net capital per unaudited December 31, 2009 Focus Part IIA filing	$ 18,429
Audit adjustment to deduct expenses attributable to the Company, payable by parent company, but unpaid at December 31, 2009	(12,800)
Net capital	$ 5,629

SEC Mail Processing Section
MAR 01 2010
Washington, DC
122

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5

PM SECURITIES, LLC

Year Ended December 31, 2009

SIANA CARR & O'CONNOR, LLP

CERTIFIED PUBLIC ACCOUNTANTS

SIANA
CARR &
O'CONNOR, LLP

Certified Public Accountants

Members of:
American Institute of Certified Public Accountants
Pennsylvania Institute of Certified Public Accountants
Private Companies Practice Section of American
Institute of Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Member of
PM Securities, LLC
Chadds Ford, Pennsylvania

In planning and performing our audit of the financial statements of PM Securities, LLC (the Company) as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

1500 E. Lancaster Avenue, Paoli, Pennsylvania 19301 Telephone: 610-296-4200 Fax: 610-296-3659 Email: solutions@scocpa.com

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the directors, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Siana Carr & O'Connor, LLP

SIANA CARR & O'CONNOR, LLP

February 26, 2010